INVEST IN **IRON LILLY**

Bringing the incredible story of Lilly Farrow to the big screen!


BUCKEYE
MOTORCYCLE
CLUB
IRON Lilly
A FILM TO EMPOWER
PROJECTED THEATRICAL RELEASE LATE 2024-2025

ironlilly.com Nashville Tennessee

LEAD INVESTOR



Chris Anthony

I've known the people behind the Iron Lilly project for a couple decades, and I believe they will produce this story with the highest quality possible and I want to support it in any way I can. I've learned a lot about Lilly Farrow through this effort and I believe that everyone will enjoy this truly inspiring story.

Invested $20,000 this round

Highlights

1. A timeless, incredible true story that we believe will entertain and inspire audiences worldwide.
2. Winner of numerous awards including the Nashville Film Festival Audience Award for Best Film**
3. "Rock Star" advisory team & key industry partners to ensure movie authenticity.
4. Ongoing engagement of the $100 billion Powersports community to build support and anticipation.
5. Building awareness of Lilly's amazing story to women's support & empowerment groups
6. Team has lifetimes of experience in movies, music, branding, powersports and licensing.
7. Core market of 9.2 million motorcyclist in USA alone, Riders Share estimates 600 million globally
8. Multiple potential revenue streams from movie, ancillary products & licensing

opportunities

Our Team



Yochanan Marcellino Producer

Co-Founder, President and CEO of Iron Lilly, LLC, City of Peace Media and City of Peace Films, Inc. His 40+ years as a Music and Film Producer in the entertainment industry has encouraged the hearts of millions around the world.



Michael Johnson Iron Lilly , LLC

Entrepreneur involved in a number of companies over the years usually as co-founder/owner including Esenjay Petroleum, Aptera Motors, Flux Power, Honey Brake Lodge, The Confluence Group, and now a founder of Iron Lilly, LLC. Motorcyclist.



Jill Parham Founder of J&P Cycles

Sturgis Hall of Fame, President, National Motorcycle Museum, Top 100 women in Powersports



Gail Worth Dealer Principal, Gail's Powersports, Grandview, MO.

Top 100 women in Powersports



Marilyn Stemp Moto Journalist/Author

Sturgis Hall of Fame, Top 100 women in Powersports



Kawasaki

Tigra Tsujikawa Member TOP 100 Women in Powersports

Rider/Enthusiast/Marketing Maven



Cris Sommer Simmons Moto Journalist/Author

National Motorcycle Museum Hall of Fame, Sturgis Hall of Fame, AMA Hall of Fame, Top 100 women in Powersports



Brittney Olsen Racer, Restorer

Founder 20th Century Racing, Co-Founder, VP, The Spirit of Sturgis, Top 100 women in Powersports



Jerry Marcellino Producer

As a legendary music producer Jerry has combined sales of 50 million albums



worldwide. Producing the likes of Michael Jackson, Diana Ross, Bobby Darin and Frankie Valli just to name a few. He brings over 50+ years of experience to the Iron Lilly movie.



Donald Noes Executive Producer

Bringing 35 years to the entertainment industry, Noes served as SVP of Sales & Marketing for the Sony/Provident Music Group In 2012, Noes became Chief Operating Officer for City of Peace Media, Co-Producer, and Executive Music Producer for The Identical.



Bob Althoff Exec. Producer

One of the owners of the Farrow dealerships in the greater Columbus area. Owner of Dealernews. Bob has a lifelong dedication to the business, lifestyle, community and sport of motorcycles. Motorcyclist.



Sarah Hardwick Marketing Advisor

CMO Aptera Motors. Founder of award-winning agency Zenzi. History of success collaborating with high-profile brands including Nestle, Chiquita, Crystal Geyser, AOL/Mapquest, Churchill Downs, DirecTV.



Erich NICHOLS Legal

Erich Nichols J.D., L.L.M is a partner in the law firm of Nine29 Advisors, PLLC. He primarily concentrates in regulatory, business and corporate matters, mergers & acquisitions, intellectual property licensing & finance & transactional work. Motorcyclist.

Pitch



Lilly Farrow defined an industry
& it's time to do it again!
IRON Lilly

MISSION & VISION OF IRON LILLY LLC.

Iron Lilly, LLC was created to bring awareness and appreciation for the incredible life and contributions of Lilly Farrow to the emerging motorcycle industry at the turn of the 20th century. This is centered around producing a premium independent feature film with Hollywood quality production & acting talent. Projected release is 4th Qrt. 2024-1st Qrt. 2025. Throughout this process we will continue to actively market the IRON Lilly brand to increasingly build awareness and anticipation prior to theatrical release.



IRON Lilly

All on the Iron Lilly team are excited about this mission and the worthy cause of elevating this great lady. It is our vision and plan that all who share our passion will join us as equity owners and/or ambassadors on this amazing journey.
This can be a mighty force as our initial large core audience to bring this inspiring story to the world.

It is about SO MUCH MORE than motorcycling!



IRON Lilly

*Forward-looking projections can't be guaranteed.

A TRUE STORY

about a woman whose life made, and will make, the difference in millions of lives. Lilly Farrow fell in love, started a business as a twenty-year old, became a single mom and a motorcycle industry pioneer. Her fierce resolve and kind insistence on nurturing her own family and the big, colorful, inclusive, fun-loving and generous family of motorcycle customers was, and is, Lilly's legacy. Through an American century marked by wars and pandemic, boom and bust, We humbly ask your help to tell the story of a lifetime-the story of Iron Lilly!



IRON Lilly



Lillian & Dale Farrow started what is currently the oldest Harley Davidson dealership on the planet.
HARLEY-DAVIDSON
CYCLES
HARLEY-DAVIDSON
IRON Lilly



IRON Lilly



A movie & brand that will uplift an industry & change lives!

www.ironlilly.com

THE MOVIE

The movie takes place primarily in the vibrant roaring 1920's.With the feel of films like "Seabiscuit" and the "Great Gatsby", plus the excitement of the early days of motorcycle racing, the visuals promise to be stunning. But ultimately, it is the powerful themes that give this true story its heart. Lilly eventually realized that she wasn't selling "rubber and steel, but community and belonging". She was a pioneer in creating the diverse motorcycle culture that continues today as she welcomed people from all sorts of backgrounds…rich and poor, young and old, black and white.


IRON Lilly

Lilly's bravery and steely determination against all odds, and her generous compassion for those in her community, will inspire audiences of all types. It offers the non-motorcycle riding audience a unique, fascinating introduction to the incredible camaraderie and generosity of "the Powersports community."


271
HARLEY-DAVIDSON MOTORCYCLES
A.D. FARROW
A.D. FARROW


IRON Lilly

Lilly Farrow's life is a testament to all that is good about motorcycling. Sure, there are elements of speed, power, thrills and risk. But Lilly's story is about so much more. Lilly's story transcends time. Her dogged determination to hold on to a dream is as important today as it was at the turn of the twentieth century. Her beauty and grace and essential humanity gave her insight to what has powered a now multi-100 billion dollar world-wide industry. Lilly's story will speak to every dreamer, to every entrepreneur, to everyone who has dared to face long odds.


IRON Lilly

THE POWER OF THE BRAND

BRAND LICENSING BUSINESS DEVELOPMENT

The Iron Lilly Brand is worthy of licensed merchandise for consumer markets. Lillian Farrow's legacy leaves its mark in the brand of IRON Lilly


EMPOWERED
BY IRON Lilly

IRON Lilly


FIRST LICENSEE IS SECURED
PREMIUM PERFORMANCE GEAR FOR YOUR EYES
IRON Lilly POLARIZED
Lenses Manufactured by Carl Zeiss Vision
ZEISS


RIDE FOR THE BRAND
We are focusing on working with manufactures who already have distribution established within the endemic trade space. With success in creating awareness for Iron lilly, we anticipate a demand for consumer direct sales as well. The Iron lilly website will anchor the consumer direct programs.
emPOWERed
IRON LILLY
RACING


MILESTONES REACHED TO DATE
ALL LEGAL RIGHTS ACQUIRED
TEAM ASSEMBLED

SCREENPLAY WRITTEN
DIRECTOR ATTACHED
BRAND ESTABLISHED
WEBSITE LAUNCHED

ONGOING GOALS

ORIGINAL MUSIC IN DEVELOPMENT
EMPOWERMENT OUTREACH
ENGAGEMENT OF THE POWER SPORTS INDUSTRY

IRON Lilly

FILM PRODUCTION TIMELINE

21 Month Timeline - Subject to Complete Film Financing


Secure Financing – 6 months
Pre-Production – 3 months
Production - 3 months
Post - Production - 3 months
Final Film Cut - 0 months
Marketing, Sales & Distribution of Film - 6 months
IRON Lilly

*Forward-looking projections can't be guaranteed.

USE OF FUNDS

ADVANCE MOVIE DEVELOPMENT

Secure top acting and production talent, secure set locations and develop a detailed production & marketing budget.

CONTINUE EARLY MARKETING

Continued engagement of all target groups including tradeshows, motorcycle conventions and rallies, industry and dealer events and women's support/empowerment groups and organizations

Social Media Advertising – Facebook, Instagram / Website
Continued Development of Licensing & Merchandise / Branding for Iron Lilly

IRON Lilly

VERY SPECIAL CONTRIBUTORS



Lorraine Rardain-Lilly Farrow's Granddaughter
Lilli Hopson-Lilly Farrow's Granddaughter
Donna Farrow-Lilly Farrow's Granddaughter

IRON Lilly

IRON LILLYY TEAM
ADVISORY TEAM



Brittney Olsen
Racer, Restorer
Founder 20th Century Racing,
Co-Founder, VP, The Spirit of Sturgis
Member TOP 100 Women in Powersports



Jill Parham
Founder of J&P Cycles
Sturgis Hall of Fame, President, National Motorcycle Museum
Member TOP 100 Women in Powersports



Tigra Tsujikawa
Rider/Enthusiast/Marketing Maven,
Member TOP 100 Women in Powersports



Cris Sommer Simmons
Moto Journalist/Author
National Motorcycle Museum Hall of Fame,
Sturgis Hall of Fame, AMA Hall of Fame
Member TOP 100 Women in Powersports



Gail Worth
Dealer Principal, Gail's Powersports,
Grandview, MO.
Member TOP 100 Women in Powersports



Marilyn Stemp
Moto Journalist/Author
Sturgis Hall of Fame
Member TOP 100 Women in Powersports

IRON Lilly


IRON LILLY TEAM
Michael Johnson
Entrepreneur involved in a number of companies over the years usually as co-founder including Esenjay Petroleum, Honey Brake Lodge, The Confluence Group, Aptera Motors, Flux Power, and now a founder of Iron Lilly, LLC.
Yochanan Marcellino
Co-Founder, President and CEO of Iron Lilly, LLC, City of Peace Media and City of Peace Films, Inc. His 40+ years as a Music and Film Producer in the entertainment industry has encouraged the hearts of millions around the world.
Bob Althoff
Owner of the landmark A.D. Farrow Harley Davidson dealership as well as a second location in the greater Columbus area. Owner of Dealernews. Bob has a lifelong dedication to the business, lifestyle, community and sport of motorcycles.
SEE BELOW TO HEAR FROM MICHAEL JOHNSON
IRON Lilly


iron_lilly_mj (1080p) (1)
Iron Lilly
THE IRON Lilly PROJECT
01:04
vimeo


Yochanan Marcellino
Co-Founder, President and CEO of Iron Lilly, LLC, City of Peace Media and City of Peace Films, Inc. His 40+ years as a Music and Film Producer in the entertainment industry has encouraged the hearts of millions around the world.
Don Noes
Bringing 35 years to the entertainment industry, Noes served as SVP of Sales & Marketing for the Sony/Provident Music Group, SVP of Business Development for Integra Music and Chief Operating Officer for City of Peace Media. Noes was Co-Producer, and Executive Music Producer for The Identical.
IRON LILLY TEAM
City of Peace
Official Audience Award
WINNER
NASHVILLE
FILM FESTIVAL
2014


Jerry Marcellino
As a legendary music producer Jerry has combined sales of 50 million albums worldwide. Producing the likes of Michael Jackson, Diana Ross, Bobby Darin and Frankie Valli just to name a few. He brings over 50+ years of experience to the Iron Lilly movie.
Brian Baugh
Brian Baugh is an American director, screenwriter and producer known for his commitment to telling socially relevant and inspiring human stories that span genres.
Official Selection
NASHVILLE FILM FESTIVAL 2014
Official Selection 2014
Stony Brook Film Festival
www.cityofpeace.com
IRON Lilly


Tack Robinson
33 years experience of endemic trade & consumer marketing, manufacturing, outdoor retail, brand licensing, TV / Video, PR / Communications within the outdoor industries.
Leslie Cahill
25 plus years in project structuring and event planning.
Patrick (Buzz) Hayes
Member of The Confluence Group. Specializes in image creation, branding, marketing, an award winning photographer and a big fan of history.
Clark Gordin
Over 50 years of professional sales, marketing and fund raising experience.
John Brown
Producer of video and television for many of the outdoor industries top companies, including Realtree, Mossy Oak, Primos Hunting, Bass Pro, The National Rifle Association and many more.
IRON LILLY TEAM
STRATEGIC PARTNERS
CONFLUENCE
GROUP
Experts in branding, marketing, content creation and building relationships and connections with our clients and the world.
www.thecgrivers.com
IRON Lilly


JOIN US!
Follow our progress and connect with our ever growing audience!
IRONLilly.com



**City of Peace Films, Inc., a production company, is currently the only owner of Iron Lilly, LLC. City of Peace will continue to fundraise and enter into production, development and distribution arrangements on behalf of Iron Lilly, LLC. City of Peace Films, Inc. won the afroementioned awards for producing Iron Lilly.

Downloads

4 page insert dealer news for AIME.pdf

investor perks download.pdf